UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 25, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Controlled Subsidiary Investment – Fundrise Insight One, LLC

On June 27, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Fundrise Insight One, LLC (the “Insight One Controlled Subsidiary”), for a purchase price of approximately $3,440,000, which was the initial stated value of our equity interest in the Insight One Controlled Subsidiary (the “First Insight One Controlled Subsidiary Investment”), the details of which can be found here. On September 14, 2016, we directly acquired additional ownership of the Insight One Controlled Subsidiary, for a purchase price of approximately $11,422,000 (the “Second Insight One Controlled Subsidiary Investment”), the details of which can be found here. On September 28, 2016, we directly acquired additional ownership of the Insight One Controlled Subsidiary for a purchase price of approximately $6,770,000, (the “Third Insight One Controlled Subsidiary Investment”), the details of which can be found here. The Insight One Controlled Subsidiary used the proceeds to close on the acquisition of a stabilized low-rise multifamily property totaling 76 units located Fort Belvoir, VA, located at 9190 Richmond Highway, Fort Belvoir 22060 (the “Canterbury Property”),  the acquisition of a stabilized low-rise multifamily property totaling 216 units in Alexandria, VA 5401 Claymont Drive, Alexandria, VA (the “Sacramento Property”), and the acquisition of a stabilized low-rise multifamily property totaling 138 units in Woodbridge, VA 13940 Longwood Manor Court, Woodbridge, VA (the “Lancaster Property”). The investment strategy for the properties was to: 1) renovate exterior common areas and interior unit finishes; 2) subsequently, increase rents; and 3) pursue additional fee-income where feasible.

The Insight Controlled Subsidiary is managed by the principals of FI One Co Invest LLC (“Insight”). Insight is a subsidiary of Insight Property Group, a Washington, DC based owner and developer of mixed-use and multifamily properties in the Mid-Atlantic region. Insight Property Group was founded in 2009, its founders have more than 50 years of experience and have acquired and/or developed in excess of 15,000 apartments and condominiums during that time.

On February 12, 2021, the Insight One Controlled Subsidiary sold the Lancaster Property for a sales price of approximately $28,475,000.  Details of that sale can be found here.

On February 25, 2021, the Insight One Controlled Subsidiary sold the Canterbury and Sacramento Properties for a combined sales price of approximately $65,900,000 ($14,550,000 for the Canterbury Property and $51,350,000 for the Sacramento Property).  Proceeds from the sale totaled approximately $30,817,000, net of repayment of the approximately $34,302,000 outstanding senior loans and closing costs of approximately $782,000. Our total contributions to the Canterbury and Sacramento properties prior to the sale were approximately $3,893,000 and $12,662,000, respectively. Taking into account our share of the sales proceeds, and all of our contributions and distributions to and from the Canterbury and Sacramento Properties over the holding period, we have realized an internal rate of return of approximately 17.3% on our investment in the Canterbury and Sacramento Properties.

To facilitate a tax deferral on the gain from the sale of the Canterbury and Sacramento Properties, we intend to transact via a 1031 exchange. We are in the diligence period on the new acquisition target, and expect to close on a new property in Q1 2021. We will file another update when the transaction is consummated.

This completes the sale of all properties held by the Insight One Controlled Subsidiary, and hence, the liquidation of the Insight One Controlled Subsidiary, save for hold backs for reserves, operating accounts, and miscellaneous liabilities post-closing.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 3, 2021